VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	Evogene Ltd.

Registration Statement on Form F-1 Initially Submitted on April 26, 2013

(CIK No. 0001574565)

Dear Ms. Nguyen:

On behalf of our client, Evogene Ltd., an Israeli company (the “Company”), we have publicly filed the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. The Registration Statement was initially submitted confidentially to the Commission on April 26, 2013. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated September 5, 2013 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Registration Statement.

General

1.	Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the filing of your Form F-1 registration statement.

Response:

The Company has filed as exhibit 23.1 a currently dated consent of the Company’s independent registered public accounting firm. The Company notes that it will file an unrestricted consent upon effecting the proposed reverse share split.

Capitalization, page 29

2.	We note from the disclosure in the second bullet point on page 29 that you will complete a reverse stock split immediately prior to the closing of the offering. Please revise your earnings per share and related disclosures throughout the registration statement to give retrospective effect to this reverse stock split. Refer to the guidance outlined in paragraph 64 of IAS 33 and SAB Topic 4C.

Response:

The Company has revised the disclosures throughout the Registration Statement to give retrospective and prospective effect to the reverse share split.

June 30, 2013 Interim Financial Statements, page F-34

Consolidated Balance Sheets, page F-34

3.	We note the presentation of your financial position at June 30, 2013 and June 30, 2012. Please revise to present comparative information at your most recently completed fiscal year, or December 31, 2012. Refer to the guidance outlined in IAS 34, paragraph 20.

Response:

The Company has revised the consolidated balance sheets as of June 30, 2013 and June 30, 2012 to present comparative information as of December 31, 2012.

Note 6. Subsequent Event, page F-48

4.	Please revise Note 6 to disclose the exercise prices of the options granted on July 17, 2013 in US dollars, your reporting currency. Also, please revise Note 6 to disclose the method and significant assumptions used to determine the fair value of these stock based compensation grants.

Response:

The Company has revised Note 7 to disclose the exercise prices of the options granted on July 17, 2013 in U.S. dollars. The Company has also revised Note 7 to disclose the method and assumptions used to determine the fair value of the stock based compensation grants.

Item 7. Recent Sales of Unregistered Securities

5.	Please revise to provide the correct exercise price converted to US Dollars on August 20, 2013. In this regard, we note that the exercise prices in US Dollars appear to have been converted at a rate of $1USD = NIS 3.62 rather than the disclosed exchange rate of 3.568. Also, please revise your disclosure in Item 7 to disclose the number and specific terms of the options granted on July 17, 2013 as disclosed in Note 6 to your interim financial statements.

Response:

The Company has revised the exercise prices based on the conversion rate on September 18, 2013, which was $1.00 = NIS 3.54. The Company has revised its disclosure on pages 120 and 124 as well as Item 7 to disclose the proposed option grants to its President and Chief Executive Offer, Ofer Haviv. The Company’s compensation and nominating committee and board of directors approved the option grant of 200,000 options to purchase 200,000 ordinary shares on July 17, 2013 at an exercise price of NIS 44.28 (approximately $12.52) (the average market price 30 days prior to the grant). The grant was subject to shareholder approval at a shareholders’ meeting convened on September 3, 2013. However, the Israeli organization that often represents certain institutional investors in Israel (akin to the U.S.-based Institutional Shareholder Services) recommended voting against the July 17, 2013 grant on the basis that the options should be issued at a premium to the prevailing stock market price. As a result, the option grant was not approved during the September 3, 2013 shareholders’ meeting.

Following the shareholders’ meeting, the Company entered into discussions with this organization. Following such discussions, this organization has agreed to recommend supporting a revised option grant to Mr. Haviv of 215,000 options exercisable into 215,000 ordinary shares at the prevailing market price of NIS 38.56 plus a premium of 25%, resulting in an exercise price of NIS 48.18 (approximately $13.62) (giving prospective effect to a 1-for-2 reverse share split of the Company’s ordinary shares, which is to be effected immediately prior to the completion of the offering). The Company’s board of directors approved the revised option grant on September 22, 2013, and the grant is subject to approval of the shareholders at the general shareholders meeting to be held on or about October 30, 2013.

* * *

Please do not hesitate to contact Joshua Kiernan or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

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